Exhibit 99.1

Tricon to Present at the Citi 2022 Global Property CEO Conference

TORONTO--(BUSINESS WIRE)--March 3, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN; TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today that Gary Berman, President & CEO will participate in a roundtable discussion at the 2022 Citi Global Property CEO Conference on Monday, March 7, 2022, at 3:30pm Eastern Time. A live audio webcast of the presentation will be available on the Investor Relations section of the Company's website at https://triconresidential.com under “News and Events”. A replay of the webcast will be available through April 7, 2022.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Investors
Wissam Francis
EVP & Chief Financial Officer
Tel: 416-323-2484
Email: wfrancis@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets
Tel: 416-925-2409
Email: wnowak@triconresidential.com

Media
Tara Tucker
Vice President, Communications
Tel: 416-925-4041
Email: ttuccker@triconresidential.com